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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPG Capital BD, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Davidson (817) 871-4019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

301 Commerce Street, Suite 2601	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Martin Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPG Capital BD, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE BUSSE
Notary Public, State of Texas
Comm. Expires 09-05-2022
Notary ID 129946647

Signature

Financial Operations Principal
Title

Notary Public

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FEB 22 2019

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This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TPG Capital BD, LLC

Financial Statement
(with Report of Independent Registered Public Accounting Firm)
December 31, 2018

TPG

Table of Contents

Deloitte.

Deloitte & Touche LLP
Suite 2601
301 Commerce Street
Fort Worth, Texas 76102-3119
USA
Tel: +1 817 347 3300
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of TPG Capital BD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TPG Capital BD, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 21, 2019

We have served as the Company's auditor since 2015.

		December 31, 2018
ASSETS		
Cash	$	9,028,094
Other assets		101,642
Total assets	$	9,129,736
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to affiliate	$	322,901
Income taxes payable		26,764
Other accrued liabilities		147,767
Total liabilities		497,432
Member's equity		8,632,304
Total liabilities and member's equity	$	9,129,736

See accompanying notes to financial statement

(1) Organization and Business Description

TPG Capital BD, LLC (the "Company") is a Texas limited liability company organized on March 21, 2007 and is 100% owned by TPG BD Advisors, LLC. ("Parent" or "Member"). The Member's liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in the underwriting and private placements of securities. The securities that the Company offers consist of investment fund securities issued by certain private equity funds and other funds that the Company's Parent and affiliates manage individually or through their principals. The Company also acts as a co-manager on syndicate offerings and as an arranger for arrangements related to affiliates of the Parent.

The Company is exempt from SEC Rule 15c3-3 pursuant to subsection (k)(2)(i). Accordingly, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(2) Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit with a bank. The Company maintains its cash accounts with a highly rated commercial bank. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000.

Fair Value of Financial Assets and Liabilities

The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash, other assets, due to affiliate, income taxes payable and other accrued liabilities. The carrying values of these assets and liabilities approximate fair value due to their short-term nature.

Income Taxes

The Company is a disregarded entity for federal income tax purposes that is not treated as separate from the Member, which is treated as a Partnership for U.S. income tax purposes. As such, no federal

income taxes have been provided for by the Company in the accompanying financial statements as the Member is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense in the Statement of Operations, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2018, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Member as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Member is subject to examination by federal and certain state and local tax regulators. The Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

(3) Revenue Recognition

On January 1, 2018 the Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606"), which superseded nearly all previous revenue recognition guidance under U.S. GAAP and requires a single comprehensive model for entities to use in accounting for revenue contracts with customers. The Company performed an assessment of its revenue contracts and did not identify any material changes to the timing or amount of its revenue recognition under ASC 606. There was no impact to prior periods upon adoption of ASC 606, and as such, there was no required adjustment to retained earnings as of January 1, 2018 upon adoption.

Revenue is recognized when control of promised services is transferred to customers, in amounts that reflect the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the service before control is transferred to a customer. The indicators of which party exercises control include the primary responsibility over performance obligations and discretion in establishing the price.

The Company recognizes revenue as follows:

Private Placement Service Fees from Affiliates

Private placement service fees from Affiliates represent advisory fees earned in connection with the private placement services agreement (the "Affiliate Agreement") with TPG Global, LLC ("Global"). Under the Affiliate Agreement, the Company acts as a placement agent in the offer and sale of equity interests issued by certain private equity funds that Global manages (the "Affiliates"). The Affiliate

Agreement provides for private placement service fee income based upon the reimbursement of expenses incurred by the Company related to placement services provided to Affiliates during any financial statement period as agreed to by Global and the Company. The expenses incurred and reimbursed for are primarily employee time dedicated to performing internal placement activities, certain overhead costs, income tax and other expenses incurred by the Company in connection with acting as and being registered as a broker-dealer. These fees are recognized over time as earned over the contract period. The Company has determined that the above method provides an accurate depiction of the transfer of services to the customer as control of the services is transferred over time as the internal placement activities that occur are performed.

Underwriting Fees from Affiliates

The Company generates two types of revenue categorized as Underwriting Fees from Affiliates: equity and debt underwriting fees and debt structuring fees. Equity and debt underwriting fees are earned based upon the spread between the selling price of the securities to investors and the Company's purchase price from the issuer; the net difference is paid to the Company as an underwriting fee. Equity and debt underwriting fees are considered earned on the trade date of the sale of the equity or debt to investors, which is the date the Company's performance obligation as an underwriter has been fulfilled. Debt structuring fees are either based upon a variable fee (i.e. percentage of principal placed with investors) or are a flat fee arrangement. Both types of debt structuring fee revenues are earned at the point in time when the Company has fulfilled its performance obligation to structure the arrangement for the customer and secure the financing.

Underwriting revenues are generally presented net of related expenses as the Company is typically not the lead manager or arranger on underwriting transactions. For equity and debt underwriting transactions, the Company's must estimate the share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and reduce the revenue the Company recognizes as co-manager. The amount of revenue recorded by the Company at such time reflects an amount for which the Company does not believe it is probable that the cumulative amount of revenue recorded is subject to reversal. If necessary, such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the close of the transaction. If the Company is the sole or lead manager in an underwriting transaction, the underwriting revenue and transaction-related expenses are recorded on a gross basis.

Private Placement Service Fees

Private placement service fees represent advisory fees in accordance with private placement services agreements (the "Agreements") with third parties with which the Company contracts. Generally, the payment terms of the Agreements are payments received in installments over two to four years and revenue is recognized once the Company's performance obligation of providing placement service is complete. In certain situations, the Company may receive equity securities and partner or member interest as part of its fee. Revenue is recorded at the net present value of future cash flows using the effective interest method.

(4) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule

15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2018, the Company had net capital of $8,530,662 which was $8,430,662 in excess of its required net capital of $100,000. As of December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

(5) Related Party Transactions

Subordinated Revolving Credit Facilities

In August 2014, the Company entered into two $15,000,000 subordinated revolving credit facilities ("Credit Facilities"), for a total commitment of $30,000,000, with Citibank, N.A and JPMorgan Chase Bank, N.A. The Credit Facilities are available for direct borrowings and are guaranteed by related parties of the Company. The Credit Facilities matured in August 2018, at which time they were renewed through August 2019. The interest rate is calculated as the LIBOR rate at the time of borrowing plus 2.25%. During the year ended December 31, 2018, the Company made borrowings of $6,000,000 and repayments of $6,000,000 on the Credit Facilities. There was no balance outstanding on the Credit Facilities as of December 31, 2018.

Administrative Service Agreement

As described in Note 3, the Company has an Affiliate Agreement with Global. In accordance with the terms of this administrative service agreement, Global provides certain general administrative services to the Company including accounts payable processing and payment, office space, and other overhead costs. Global also provides employees to perform internal placement agent activities pursuant to the Affiliate Agreement.

Due to affiliate

Amounts due to affiliate represents accrued expenses due to Global under the Company's administrative service agreement with this related party.

(6) Commitments and Contingencies

In the normal course of business, the Company is subject to litigation, examinations, inquiries and investigations by various regulatory agencies. The Company is also subject to examinations by Federal and various State and local tax authorities. Such legal actions, examinations, inquiries and investigations may result in the commencement of civil or criminal lawsuits against the Company or its personnel. As of December 31, 2018, there are no actions or investigations pending, other than in the normal course of business, that are expected to have a material impact on the Company's condition or financial statements.

(7) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 through February 21, 2019, the date the financial statements were available to be issued, and has determined there were no subsequent events that would require recognition or disclosure in the Company's financial statements.